2009 Annual Report



UDR





10011154



Received
APR 02 2010

IN 2009, A YEAR OF DISRUPTION, JOB LOSSES, AND ONGOING UNCERTAINTY, WE REMAINED **FOCUSED ON OUR FUTURE,** BY INVESTING IN OUR COMMUNITIES, ASSOCIATES AND OPERATING PLATFORM, AND STRENGTHENING OUR FINANCIAL POSITION.

Dear Shareholder,

To say 2009 was a challenging year is certainly an understatement. The primary driver of our business– jobs– disappeared at an unprecedented pace, leading to the highest unemployment rate in almost thirty years. Despite these challenges, our experienced management team took the necessary steps to navigate the business through the downturn. We focused our efforts on improving our financial flexibility and strengthening our operating platform to position the company for the future economic recovery.

Our operating results for the year were negatively impacted by the recession, with Funds from Operations (FFO) down 6 cents to $1.24 per share, excluding one-time items. 2009 same-store net operating income (NOI) fell by 2.2% on a decrease in same-store revenues of 2.0% and a reduction of same-store operating expenses of 1.6%. While we will never be satisfied with negative results, our performance for the year was relatively strong given the severe economic challenges.

Balance Sheet and Liquidity The dislocation in the capital markets that started in 2008 continued in 2009 and presented us with opportunities to restructure our balance sheet and improve our financial flexibility for the future. During the year we:

→ **Repurchased over $300 million of debt and preferred shares at a discount of more than $16 million;**

→ **Refinanced or extended nearly $1 billion of debt to strengthen our balance sheet while taking advantage of the low interest rate environment;**

→ **Executed a new ten-year, $200 million secured facility with Fannie Mae at a weighted average interest rate of 5.28%;**

→ **Raised $68 million through sales of our common stock at a weighted average price within 12% of our 2009 high; and**

→ **Entered into a $450 million acquisition joint venture with Kuwait Finance House that allows us to expand our portfolio with the judicious use of our capital.**

As a result, we ended 2009 with a strong balance sheet and over $730 million in available cash and undrawn capacity on our credit facilities.

In May, we further enhanced our liquidity by reducing our annual common stock dividend from $1.32 to $0.72 per share to reflect the current economic environment and the operating fundamentals of our business. We will continue to review our dividend policy and look forward to improving fundamentals that will allow us to grow our dividend.

Operating Platform and Technology While it may have been tempting in 2009 to reduce or eliminate spending on our technology initiatives and enhancements, we elected to continue investing in our operating platform. We made this decision to better appeal to our primary customer– 20 to 35 year olds– who have a propensity to rent at nearly twice the national average. This group prefers to interact through technology and we want to enable them to do business with us using their preferred channels. The benefits of our investment are apparent in the following results:

→ **We increased 2009 same-store occupancy by 60 basis points to 95.4%, which exceeds the peer group average of 94.6%; and**

→ **2009 same-store operating margin was 68%, which is substantially higher than the peer average of 62%.**

Looking Ahead We entered 2010 with a strengthened capital position, an industry-leading operating platform and cautious optimism while recognizing that we still have challenges ahead. We believe the strength of the recovery will occur in 2011 and 2012 as the fundamentals of the multi-family business improve. The drivers of the recovery will be:

→ **Pent-up Demand: The re-emergence of job growth in our markets as the economy improves, further benefiting from the influence of the demographic trends of the Echo Boom generation (15 – 28 years old). This generation consists of over 60 million individuals who have pushed college enrollment to all time highs. As they graduate from college and find employment they will join the rental market and increase the demand for apartments.**

→ **Lack of Supply: The delivery of newly-constructed apartment homes in 2010 and 2011 is forecast to be lower than at any point over the last 40 years.**

In anticipation of the improvement in the fundamentals of our business, we will remain focused on:

→ **Continuing to look for attractive acquisitions and selective disposition opportunities;**

→ **Completing the development or redevelopment of 2,424 homes and preparing to start new communities when we see firm signs of a recovery; and**

→ **Continuing to drive our efficiency, performance and customer satisfaction by investing in our operating platform and technology initiatives.**

We believe the hard work and dedication of our more than 1,300 associates were key contributors to our 2009 achievements, and we are confident that with the strength of our team we can continue our success.

We announced with great sadness that on March 11, 2010 that Robert C. Larson, Chairman of the Board passed away. Mr. Larson served as a board member of UDR for 10 years. We will all miss his insight, knowledge and friendship.

Thank you for your continued loyalty and support.



Thomas W. Toomey
President and Chief Executive Officer

EXECUTING OUR STRATEGIC PLAN

Our Communities



45,913
apartment homes
5%
1%
39%
2%
3%
4%
17%
7%
10%
12%
29%

Percentages denote fourth quarter 2009 same-store NOI contribution

Strengthen Our Portfolio

Completed the new development of 831 homes, redevelopment of 598 homes, and 2,424 homes are currently under development and redevelopment.



989 Elements and Elements Too, Bellevue, WA

Transform Operations

Our full suite of mobile websites and apartment search applications encompasses over 90% of all mobile operating systems.

Payments received electronically	2% → 62%
Service requests entered through resident portal	1% → 40%
Move-ins initiated via an Internet source	52% → 63%

Percentages denote increase from December 2008 to December 2009

Source Low Cost Capital

- Repurchased over $300 million in debt and preferred shares at a discount of more than $16 million;
- Refinanced or extended nearly $1 billion of debt to strengthen our balance sheet while taking advantage of the low interest rate environment;
- Executed a new ten-year, $200 million secured facility with Fannie Mae at a weighted average interest rate of 5.28%;
- Raised $68 million through sales of our common stock at a weighted average price within 12% of 2009 high; and
- Entered into a $450 million acquisition joint venture with Kuwait Finance House that allows us to expand our portfolio with judicious use of our capital.

PERFORMANCE HISTORY

Funds From Operations[1]

(per share)


$1.61
$1.68
$1.71
$1.50
$1.19
2005
2006
2007
2008
2009

Common Dividends

(per share)


$1.20
$1.25
$1.32
$1.32[2]
$0.85
2005
2006
2007
2008
2009

Operating Margin

(same-store)


61.5%
63.5%
68.1%
68.3%
68.0%
2005
2006
2007
2008
2009

Monthly Income

(per same-store apartment home)


$766
$884
$1,139
$1,176
$1,149
2005
2006
2007
2008
2009

[1] Excludes non-cash charges related to convertible debt.

[2] In 2008, distributions totaled $2.29 per common share, including the special dividend.

KEY FINANCIAL HIGHLIGHTS

2009 Same-Store Results

Revenue	Net Operating Income	Operating Margin	Monthly Income (per apartment home)
(2.0%)	(2.2%)	68%	$1,149

Years Ended December 31, **(In millions, except per share data and apartment homes owned)**	2009	2008	2007
For the Year (a)			
Rental income from continuing property operations	$ 603	$ 563	$ 502
Consolidated net operating income (b)	398	373	333
(Loss)/income from continuing operations	(94)	(62)	45
Income from discontinued operations	2	806	182
Net (loss)/income attributable to UDR, Inc.	(88)	698	215
Distributions to preferred stockholders	11	12	14
Net (loss)/income attributable to common stockholders	(96)	689	199
Funds from operations - diluted (c)	190	215	251
Common distributions declared	127	131	178
Special Dividend declared	-	177	–
Per Share (a)			
(Loss)/earnings per common share - diluted	$ (0.64)	$ 5.29	$ 1.48
Funds from operations - diluted (c)	1.19	1.50	1.71
Common distributions declared (d)	0.85	1.32	1.32
At Year End (a)			
Real estate owned, at carrying value (e)	$ 6,315	$ 5,832	$ 5,956
Secured debt	1,989	1,462	1,138
Unsecured debt	1,437	1,799	2,342
Stockholders' equity	1,395	1,416	941
Number of common shares outstanding	155	137	133
Number of completed apartment homes owned	45,913	44,388	65,867

(a) Prior year amounts have been adjusted for the effect of new accounting guidance pertaining to convertible debt, non-controlling interests and distributions that contain components of cash and stock.

(b) Net operating income is total rental revenue less rental expenses excluding property management fees and other operating expenses.

(c) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, non-cash charges for convertible debt premiums or original issuance costs associated with preferred stock redemptions, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002.

RE³ tax benefits and gain on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation. We consider FFO and RE³ tax benefits and gain on sales, net of taxes, to be a meaningful supplemental measure of performance because the short-term use of funds produce profits which differ from the traditional long-term investment in real estate for REITs.

(d) In 2008, distributions totaled $2.29 per common share, including the special dividend.

(e) Includes real estate held for investment, real estate held for disposition, and real estate under development, before depreciation.

Disclosure of Section 303A.12(a) Certifications

On May 19, 2009, the Company's Chief Executive Officer submitted to the New York Stock Exchange the annual certification required by Section 303A.12(a) of the NYSE Listed Company Manual regarding the Company's compliance with NYSE corporate governance listing standards. In addition, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Board of Directors



Katherine A. Cattanach[3]
Private Investor
Formerly General Partner
INVESCO Private Capital, Inc.



James D. Klingbeil[1,3]
Chairman of the Board
Chairman and Chief Executive Officer, Klingbeil Multifamily Funds IV, V, VI, VII and VIII



Mark J. Sandler[2,4]
Private Investor
Formerly Senior Managing Director
Bear, Stearns & Co., Inc.



Eric J. Foss[4]
Chief Executive Officer
of Pepsi Beverages Company



Thomas R. Oliver[2,3]
Private Investor
Formerly Chairman and
Chief Executive Officer
InterContinental Hotels, Inc.



Thomas W. Toomey[1]
Chief Executive Officer
and President



Robert P. Freeman[2,4]
Senior Managing Director
and Principal
Greyfields Investors, LLC



Lynne B. Sagalyn[1,3,4]
Vice Chair of the Board
Earle W. Kazis and Benjamin Schore Professor of Real Estate and Director of the Paul Milstein Center for Real Estate at Columbia Business School



Thomas C. Wajnert[2]
Senior Advisor to Irving Place Capital Partners
Formerly Chairman and
Chief Executive Officer of
AT&T Capital Corporation



Jon A. Grove[2,3]
Private Investor
Formerly Chairman, President
and Chief Executive Officer
ASR Investments Corporation

Committees: [1]Executive [2]Audit [3]Compensation [4]Governance

Executive Officers

Thomas W. Toomey
Chief Executive Officer
and President

Warren L. Troupe
Senior Executive Vice President,
General Counsel and Secretary

W. Mark Wallis
Senior Executive Vice President
Acquisitions, Dispositions, Asset Quality & Development

Richard A. Giannotti
Executive Vice President
Redevelopment

Senior Vice Presidents

Matthew T. Akin
Acquisitions & Dispositions

Mark M. Culwell
Development

Jerry A. Davis
Property Operations

David L. Messenger
Chief Financial Officer

Katie Miles-Ley
Human Resources

Thomas A. Spangler
Business Development

S. Douglas Walker
Asset Quality and
Sustainability

General Information

Corporate Office
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129

(720) 283-6120
(720) 283-2452 FAX

Investor Services
E-Mail: ir@udr.com
Website: www.udr.com

Transfer Agent and Registrar
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Investor Information: (800) 468-9716

Common Stockholders
At February 19, 2010, UDR had 5,060 common stockholders of record.

Associates
At February 12, 2010, UDR had 1,363 full and part-time associates.

Annual Meeting
The Annual Meeting of Stockholders is scheduled for Friday, May 14, 2010 at 11:00 a.m. at the Hilton New York located at 1335 Avenue of the Americas in New York, NY. All stockholders are cordially invited.

Dividend Reinvestment and Stock Purchase Plan
Information regarding the Plan can be obtained by contacting Investor Services.

Stock Listing
New York Stock Exchange (NYSE)
Symbols: UDR (Common)
UDRPfg (Preferred)

Under the Private Securities Litigation Reform Act of 1995: The forward-looking statements contained in this report are subject to certain economic risks and uncertainties described under the heading "Risk Factors" in the company's 2009 Annual Report on Form 10-K. The company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Opening doors to the future[SM]

udr.com NYSE: UDR